CLECO CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2001

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Contents

**Other schedules required by 29 CFR 2520-103.10 of the Department of Labor's Rules and Regulations for reporting and disclosures under ERISA have been omitted because they are not applicable.*

Report of Independent Accountants

To the Participants and Plan Administrator of the
Cleco Corporation 401(k) Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cleco Corporation 401 (k) Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 21, 2002
New Orleans, Louisiana

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001				2000			
	Nonparticipant Directed		**Participant**		**Nonparticipant Directed**		**Participant**	
	Allocated	**Unallocated**	**Directed**	**Total**	**Allocated**	**Unallocated**	**Directed**	**Total**
Investment in company convertible preferred stock, at fair value	$ 34,786,590	$ 20,671,395	$ -	$ 55,457,985	$ 40,463,629	$ 30,649,200	$ -	$ 71,112,829
Mutual funds, at fair value (see Note 2)	-	-	71,460,556	71,460,556	-	-	80,158,285	80,158,285
Company common stock, at fair value	-	-	22,498,701	22,498,701	-	-	28,062,340	28,062,340
Participant loans, at cost	-	-	3,525,917	3,525,917	-	-	3,390,164	3,390,164
	34,786,590	20,671,395	97,485,174	152,943,159	40,463,629	30,649,200	111,610,789	182,723,618
Cash and cash equivalents	596,846	354,664	49,540	1,001,050	489,049	370,430	32,690	892,169
Contributions receivable -								
Employee	-	-	161,023	161,023	-	-	-	-
Employer	-	745,696	-	745,696	-	1,391,325	-	1,391,325
Dividends receivable	335,023	199,081	-	534,104	312,768	236,907	-	549,675
	35,718,459	21,970,836	97,695,737	155,385,032	41,265,446	32,647,862	111,643,479	185,556,787
Interest payable	-	211,545	-	211,545	-	260,697	-	260,697
Note payable	-	12,354,885	-	12,354,885	-	15,017,485	-	15,017,485
	-	12,566,430	-	12,566,430	-	15,278,182	-	15,278,182
Net assets available for benefits	$ 35,718,459	$ 9,404,406	$ 97,695,737	$ 142,818,602	$ 41,265,446	$ 17,369,680	$ 111,643,479	$ 170,278,605

The accompanying notes are an integral part of the financial statements.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
for the year ended December 31, 2001

	Nonparticipant Directed		Participant	
	Allocated	**Unallocated**	**Directed**	**Total**
Income (losses) from investment activities:				
Interest and dividends	$ 1,283,440	$ 855,626	$ 2,622,901	$ 4,761,967
Net depreciation in fair value				
of investments	(7,894,976)	(5,979,993)	(13,715,264)	(27,590,233)
Net loss	(6,611,536)	(5,124,367)	(11,092,363)	(22,828,266)
Contributions:				
Employer	-	745,696	-	745,696
Employee	-	-	6,413,903	6,413,903
Allocation of 18,621 shares of company				
convertible preferred stock	2,689,362	(2,689,362)	-	-
Total contributions	2,689,362	(1,943,666)	6,413,903	7,159,599
Total	(3,922,174)	(7,068,033)	(4,678,460)	(15,668,667)
Employee distributions and withdrawals	1,624,813	-	9,269,282	10,894,095
Interest expense	-	897,241	-	897,241
Total deductions	1,624,813	897,241	9,269,282	11,791,336
Decrease in net assets				
available for benefits	(5,546,987)	(7,965,274)	(13,947,742)	(27,460,003)
Net assets available for benefits,				
beginning of year	41,265,446	17,369,680	111,643,479	170,278,605
Net assets available for benefits,				
end of year	$ 35,718,459	$ 9,404,406	$ 97,695,737	$ 142,818,602

The accompanying notes are an integral part of the financial statements.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

1. **Summary of Significant Accounting Policies and Description of Plan**

   Plan Description
   The Cleco Corporation 401(k) Savings and Investment Plan ("the Plan"), which was adopted January 1, 1985 and amended and restated as of January 1, 1994, August 1, 1997 and January 1, 1999, is intended to provide eligible employees of Cleco Corporation and its subsidiaries (the "Company" or "Cleco") with long-term savings and investment opportunities. The Plan is a defined contribution plan including a leveraged employee stock ownership plan (the "ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan enables employees to invest up to 6% of their annual compensation, subject to Company matching contributions, through payroll deductions. The ESOP provides a 66-2/3% match of Cleco Corporation convertible Preferred Stock Series of 1991 ("the preferred stock"). Non-matched participant contributions up to an additional 10% of annual compensation can be made. Participation in the Plan is voluntary. Full-time and part-time employees eighteen years or older are eligible to participate. For a complete description of the Plan, refer to the Plan Document.

   The Plan purchased the preferred stock using the proceeds of a bank borrowing subsequently purchased by Cleco (see Note 4) and holds stock in a trust established under the Plan. The borrowing is to be repaid over a period of seven years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of preferred stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation.

   The borrowing is collateralized by the unallocated shares of preferred stock. The Company has no rights against shares once they are allocated under the ESOP. Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide for Audits of Employee Benefit Plans, the financial statements of the Plan for the years 2001 and 2000 present separately the assets and liabilities and changes pertaining to:

   a) the accounts of employees with vested rights in allocated preferred stock (allocated);

   b) preferred stock not yet allocated to employees (unallocated); and

   c) the accounts of employees with vested rights in investments other than preferred stock (other).

   Plan Administration
   The administration of the Plan is the responsibility of an administrative committee (the "Committee") comprised of employees of the Company. The Committee is appointed by the Company's Board of Directors. Administrative expenses incurred by the Plan are borne by the Company. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with UMB Bank, N.A. ("Trustee") with American Century ("Agent") acting as the agent of the Trustee and Recordkeeper to the Plan.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

1.   **Summary of Significant Accounting Policies and Description of Plan (continued)**

   Contributions
   Participant contributions are recorded in the period that the Company makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 16% of annual compensation. The Company's matching contribution is not less than 66-2/3% of the employees' total pretax basic contribution, up to the first 6% of the participant's annual compensation. Company contributions, paid annually, are made in amounts necessary to satisfy debt service requirements, after considering dividends received on the Cleco preferred stock. Certain qualified rollovers are permitted. The Trustee, in accordance with the participants' directives, invests the employee contributions in one or more of twelve publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, and in the Company's $1 par value common stock, on a post-split basis as more fully described in Note 6.

   Participants' Accounts
   American Century maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant's pretax, after tax or rollover contribution, (b) the Company's matching contribution of allocated shares and (c) the participant's share of Plan earnings. Allocations are based on participant compensation or account balances, as defined. Participants are fully vested in their accounts at all times.

   Withdrawals and Loans
   Funds in participants' accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their accounts or as a distribution in kind of shares held for their account in the ESOP fund or common stock fund. A participant is entitled to receive a whole number of common shares. The amounts of any fractional shares are distributed in cash. Active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

   Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on participant loans ranged from 7.0% to 11.5% in 2001.

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

   Investment Valuation
   Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year. The JP Morgan Money Market Fund is valued at cost plus reinvested interest. Participant loans are valued at cost, which approximates fair value. The Cleco preferred stock is valued based on the greater of quoted market value of the equivalent shares of Cleco common stock or par value of the Cleco convertible preferred stock. As of December 31, 2001 and 2000, the Cleco preferred stock was valued based on the quoted market value of the equivalent shares of Cleco common stock.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

1. **Summary of Significant Accounting Policies and Description of Plan (continued)**

    Income Recognition
    Transactions in the various funds are accounted for using the transaction date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

    Priority Upon Termination of Plan
    The Plan may be terminated at any time by the Company's Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Risk and Uncertainties
    The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

2. Investments

Information relative to investments as of December 31, 2001 and 2000, respectively, is as follows:

Description	2001	2000
Mutual Funds:		
* American Century Income & Growth Fund	$ 27,771,157	$ 32,284,192
JP Morgan Prime Money Market Fund	4,090,015	4,857,979
American Century GNMA Fund	1,942,033	1,632,357
* Dodge & Cox Balanced Fund	12,854,205	11,300,095
American Century Vista Fund	3,591,138	4,950,303
American Century International Growth Fund	4,006,349	5,879,010
American Century Strategic Allocation:		
Conservative Fund	416,383	499,158
American Century Strategic Allocation:		
Moderate Fund	1,017,919	1,146,238
American Century Strategic Allocation:		
Aggressive Fund	1,477,271	1,607,775
* American Century Growth Fund	9,128,339	10,928,324
American Century Equity Income Fund	1,152,562	375,176
American Century Equity Index Fund	3,162,042	3,898,464
Schwab Personal Choice Retirement Account	851,143	799,214
Total mutual funds	71,460,556	80,158,285
* Cleco Corporation Common Stock	22,498,701	28,062,340
* Cleco Corporation Convertible Preferred Stock Series of 1991**	55,457,985	71,112,829
Participant loans	3,525,917	3,390,164
	$ 152,943,159	$ 182,723,618

Denotes investment exceeds 5% of the net assets available for benefits.

**Nonparticipant-directed investment*

7

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

2.   Investments (continued)

The Plan's holding in the preferred stock which has not been allocated to participants were 98,009 and 116,631 shares as of December 31, 2001 and 2000, respectively, is as follows:

	2001	2000
Cleco Corporation Convertible Preferred Stock Series of 1991:		
Cost	$ 12,844,376	$ 13,060,795
Market Value	$ 20,671,395	$ 30,649,200

Each share of the preferred stock is convertible into 9.6 shares of the Company's common stock on a post-split basis as more fully described in Note 6. The preferred stock is redeemable at the option of the Company beginning April 1, 1997, at the redemption price of $104.0625 per share and at lesser amounts thereafter. The dividend rate on the preferred stock was 8.125% in 2001.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $27,590,233 for the year ended December 31, 2001, as follows:

Company common stock	$ (5,614,715)
Company convertible preferred stock	(13,874,969)
Mutual funds	(8,100,549)
	$(27,590,233)

3.   Related Party Transactions

Certain Plan investments are managed by the Agent. The Agent is the Recordkeeper as defined by the Plan. Participants may elect to invest in the common stock of Cleco, the Sponsor of the Plan. In 2001, the Plan purchased 675,526 shares of Cleco common stock with a market value of $5,005,380 and sold 165,647 shares of Cleco common stock with a market value of $3,780,042.

In 2002, the Plan allocated 18,621 shares of the preferred stock with a cost of $1,862,100 and a market value of $3,927,646 on account of the Company's matching contribution for 2001. At December 31, 2001 and 2000 the ESOP held 164,934 and 153,978 shares of the preferred stock with a market value of $34,786,590 and $40,463,629, respectively, which had been allocated to participants' accounts.

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

4. **Note Payable**

   On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the Bank) to finance the purchase of 300,000 shares of a new issue of Cleco convertible preferred stock, 1991 series, $100 par value. In July 1992, Cleco purchased the outstanding principal balance of the loan. The ESOP makes debt service payments to Cleco from dividends received on Cleco convertible preferred stock and, if necessary, from additional contributions by Cleco in amounts necessary to satisfy debt service requirements. No debt service payments are required under the borrowing agreement until the year 2007.

   Effective in January 1993, Cleco fixed the rate of interest on the note payable at 7.4%. Principal payments began in January 1999 and are to continue until January 2009. In January 2002 and 2001, the Plan made principal prepayments of approximately $1,776,900 and $2,524,500, respectively. The unallocated preferred shares have been pledged as collateral for the loan. Pursuant to Employee Retirement Income Security Act of 1974 regulations, debt service payments must be made to unencumbered shares for allocation to participant accounts.

5. **Tax Status**

   The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from Federal income taxes under provision of Section 501(a). A request for a favorable determination letter has been submitted by the Company and is pending approval by the Internal Revenue Service.

   Participants' pretax contributions, the Company's contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to Federal income taxes until these amounts are distributed.

6. **Common Stock Split**

   On April 27, 2001, Cleco shareholders approved a charter amendment to increase the amount of authorized common stock and to effect a two-for-one stock split of the Company's common stock. The charter amendment became effective at the close of business May 7, 2001, which was also the record date for the stock split. Distribution of certificates representing the split shares occurred on May 21, 2001. The common stock split had no effect on the preferred stock other than the change in conversion factor. After the stock split, each share of preferred stock is convertible into 9.6 shares of the Company's common stock.

SUPPLEMENTAL SCHEDULE

CLECO CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

EIN: 72-1445282

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral par, and maturity value	Cost	Current Value
Mutual funds:			
* American Century	Income & Growth Fund		$ 27,771,157
JP Morgan Prime	Money Market Fund		4,090,015
* American Century	GNMA Fund		1,942,033
Dodge & Cox	Balanced Fund		12,854,205
* American Century	Vista Fund		3,591,138
* American Century	International Growth Fund		4,006,349
* American Century	Strategic Allocation: Conservative Fund		416,383
* American Century	Strategic Allocation: Moderate Fund		1,017,919
* American Century	Strategic Allocation: Aggressive Fund		1,477,271
* American Century	Growth Fund		9,128,339
* American Century	Equity Income Fund		1,152,562
* American Century	Equity Index Fund		3,162,042
Schwab Personal Choice Retirement Account	Participant Directed Brokerage Account		851,143
Total mutual funds			$ 71,460,556
* Cleco Corporation	Common Stock		$ 22,498,701
* Cleco Corporation	Convertible Preferred Stock Series of 1991	$ 31,663,920	$ 55,457,985
* Participant loans	Participant loan accounts with interest rates ranging from 7.0% to 11.5% and maturity dates ranging from 2002 to 2006		$ 3,525,917
Total Assets Held			$152,943,159

* *Denotes party-in-interest.*